UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 5, 2013, entitled “Arcos Dorados Reports Third Quarter 2013 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 5, 2013

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

Achieved double-digit comparable sales, organic revenue and Adjusted EBITDA growth supported by margin improvement in the largest division.

Buenos Aires, Argentina, November 5, 2013 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported its unaudited results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•
Revenues increased by 6.2% year-over-year to $1.0 billion or by 18.5% on an organic basis. Revenue growth reflected double-digit comparable sales increase and revenues from new restaurants, which were partially offset by the impact of the depreciation of local currencies versus the US dollar.

•	Systemwide comparable sales increased by 12.6% year-over-year, driven by broad based growth across the Company’s four divisions.

•	Adjusted EBITDA gained 8.1% versus the 3Q12 to $90.4 million. Excluding currency translation and special items, Adjusted EBITDA grew 25.8% year-over-year.

•
The Company reported net income of $19.6 million compared to $32.6 million in the prior-year period, due primarily to increased net interest expense as a result of a one-time charge (of $12.7 million or $ 0.06 per share) related to the Debt Tender and Exchange Offer.

“Double-digit third quarter comparable sales, organic revenue and Adjusted EBITDA growth underscore the strength of the partnership between Arcos Dorados’ operations with the McDonald’s brand in Latin America. We overcame continued soft consumption across some markets by focusing on those factors within our control, namely the continued successful execution of a strong marketing calendar. This resulted in broad based comparable sales growth across all four divisions, reinforcing our leading brand position throughout the region and increasing market share compared to our largest competitors. During the quarter, we also completed a successful debt transaction, which reduces our blended interest rate and extends the average maturity of our debt”.

“Given solid results for the first nine months of the year, we continue to expect to report revenues within the 2013 guidance range and expect organic growth in Adjusted EBITDA to exceed the range. While we have made excellent headway in improving the efficiency of our operations, we recognise that there is more to be done in this area. Given continued mixed signals in the regional macroeconomic environment, we plan to open 130 new restaurants by year-end and moderate the pace of our restaurant openings in the near term. In this low growth macro economic environment we will redouble our efforts to improve profitability”, said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Third Quarter 2013 Results

Consolidated

	Financial Highlights (Million US$)
	3Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	1,880				1,993
Sales by Company-operated Restaurants	920.5		(112.9)	169.5	977.2	6.2%	18.4%
Revenues from franchised restaurants	41.4		(5.5)	8.2	44.1	6.4%	19.8%
Total Revenues	961.9		(118.4)	177.7	1,021.2	6.2%	18.5%
Comparable Sales						12.6%
Adjusted EBITDA	83.6	(2.2)	(11.5)	20.5	90.4	8.1%	25.8%
Adjusted EBITDA Margin	8.7%				8.8%	1.8%
Net Income attributable to AD	32.6	(14.9)	(4.9)	6.7	19.6	-40.0%
No. of shares outstanding ('000)	209,529				209,866
EPS ($ per share)	0.16				0.09
(3Q13 = 3Q12 + Special items + Currency translation + Organic growth) Please refer to “Definitions” section for further detail

Arcos Dorados’ third quarter revenues increased by 6.2% to $1.0 billion, as organic revenue growth of 18.5% was partially offset by depreciation of local currencies. Strong organic revenues were driven by systemwide comparable sales growth of 12.6% and supported by successful marketing activities across the region. The net addition of 113 restaurants during the last 12-month period contributed $58.1 million in constant currency to revenues.

Systemwide comparable sales growth of 12.6% was primarily driven by average check growth. The Company has a strong marketing calendar in place for 2013. The momentum created by the recent successful launch of Chicken McBites in most markets underpinned sales in the quarter. In addition, the family business performed well.

Adjusted EBITDA
($ million)
Breakdown of main variations contributing to 3Q13 Adjusted EBITDA

Adjusted EBITDA for the third quarter was $90.4 million, representing an 8.1% increase compared to the same period of 2012. Adjusting for special items and currency impact, organic Adjusted EBITDA grew by 25.8%. With the exception of payroll, the Company was able to lower most cost items as a percentage of sales in the quarter. This achievement reflected strong revenue growth, combined with certain hedges, G&A leverage, and other operating efficiencies.

Special items consisted of higher corporate G&A of $2.9 million, explained by a net gain of $2.9 million in 3Q12 related to the CAD incentive plan, versus a minimal net charge in 3Q13. Furthermore, the Company recognized an additional year-over-year benefit in 3Q13 of $0.8 million related to the temporary royalty waiver from McDonald’s Corporation for Venezuela.

The Adjusted EBITDA margin as a percentage of total revenues increased by 16 basis points to 8.8% compared to the year-ago period, mainly due to improved margins in Brazil and NOLAD.

Net income attributable to the Company was $19.6 million in the third quarter of 2013, compared to $32.6 million in the same period of 2012. Improved operating results, along with an improvement in foreign exchange, were more than offset by increased net interest expense and higher income tax recognized in the quarter.

Non-operating Results

Non-operating results for the quarter reflected (i) a 107.7% increase in overall funding costs (net interest and derivative instruments expenses), mainly due to a $12.7 million one-time charge (or $0.06 per share) related to the Debt Tender and Exchange Offer (please refer to “Recent Developments”) disclosed as a Special Item, and (ii) a foreign currency exchange gain of $0.4 million compared with a loss of $2.0 million in the third quarter of 2012.

Income tax expense for the quarter totaled $15.0 million, compared to $11.4 million in the year-ago period. The effective 3Q13 tax rate was mainly explained by the before-mentioned one-time charge related to the Debt Tender & Exchange Offer and recent tax reforms in the Caribbean.

The Company reported basic earnings per share (EPS) of $0.09 in the third quarter of 2013, compared to $0.16 in the previous corresponding period.

Analysis by Division:
Beginning January 2013, the Company reorganized the SLAD and Caribbean divisions. The Venezuela and Colombia operations are now part of the Caribbean division. For comparison purposes, prior year information reflects these changes.

Brazil Division
	Financial Highlights (Million US$)
	3Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	691				762	10.3%
Comparable Sales						5.6%
Revenues	444.7		(57.1)	56.9	444.5	0.0%	12.8%
Adjusted EBITDA	50.3		(7.1)	13.1	56.3	11.8%	26.0%

Brazil revenues were flat in the third quarter when compared with the same period of 2012. Excluding currency movements, organic revenues grew by 12.8%. Systemwide comparable sales growth of 5.6% in the quarter was driven by increased average check. Comparatively, traffic during the month of September 2012 was stronger, due primarily to the inclusion of the Big Mac sandwich in the Value Platform at that time. During the quarter, the Company’s Chicken McBites offering surpassed internal forecasts, while the family business and a compelling Affordability platform, also underpinned sales.

The net addition of 71 restaurants during the last 12-month period contributed $31.5 million to revenues in constant currency during the quarter. The openings brought the restaurant count to a total of 762.

Adjusted EBITDA increased by 11.8% in the third quarter of 2013, or 26.0% on an organic basis. Adjusted EBITDA margin improved 135 basis points to 12.7% in 3Q13. While revenue growth remained flat when compared to 3Q12, margin expansion was driven by reduced food & paper costs, as well as lower occupancy and other operating expenses (mainly Utilities) as a percentage of sales. These factors were partly offset by increased G&A and higher payroll as a percentage of sales, mainly due to (i) the initial impact of the migration to fixed work schedules, along with (ii) a higher employee benefits provision. Higher costs stemming from the transition to fixed schedules are expected to stabilize going forward.

NOLAD
	Financial Highlights (Million US$)
	3Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	496				503	1.4%
Comparable Sales						1.2%
Revenues	98.0		1.2	6.5	105.7	7.9%	6.6%
Adjusted EBITDA	7.2	0.0	0.1	0.8	8.1	12.8%	11.2%

NOLAD’s (Mexico, Panama and Costa Rica) revenues grew by 7.9% or 6.6% on an organic basis, year-over-year. Systemwide comparable sales increased by 1.2% in the quarter, mainly driven by the strong performance of the family business and the Desserts category, despite a soft consumer environment in Mexico. The net addition of 7 restaurants during the last 12-month period contributed $5.7 million to revenues in constant currency.

Adjusted EBITDA increased by 12.8% to $8.1 million from $7.2 million in the previous corresponding period. Margins benefited from lower food & paper costs as a percentage of sales, which more than offset increased payroll as a percentage of sales. Consequently, the Adjusted EBITDA margin increased by 34 basis points to 7.7%.

SLAD
	Financial Highlights (Million US$)
	3Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	350				372	6.3%
Comparable Sales						25.0%
Revenues	226.7		(41.0)	70.6	256.3	13.1%	31.2%
Adjusted EBITDA	28.6	0.0	(5.6)	8.9	32.0	11.9%	31.3%

SLAD’s (Argentina, Chile, Peru, Ecuador, and Uruguay) revenues grew by 13.1% and 31.2% on an organic basis, compared to the third quarter of 2012. During the quarter, successful products launches, such as Chicken McBites, along with the solid performance of the family business, underpinned a 25.0% increase in systemwide comparable sales for the division. The net addition of 22 restaurants during the last 12-month period contributed $15.8 million to revenues in constant currency in the quarter.

Adjusted EBITDA increased by 11.9% or 31.3% on an organic basis, driven by revenue growth, which was partially offset by higher occupancy and other expenses. Adjusted EBITDA margin for the quarter reached 12.5%.

Caribbean Division

	Financial Highlights (Million US$)
	3Q12 (a)	Special Items (b)	Currency Translation (c)	Organic Growth (d)	3Q13 (a+b+c+d)	% As Reported	% Organic
Total Restaurants	343				356	3.8%
Comparable Sales						22.5%
Revenues	192.5		(21.5)	43.7	214.7	11.5%	22.7%
Adjusted EBITDA	18.7	0.8	(2.6)	2.4	19.2	2.9%	13.9%

The Caribbean division (Colombia, Venezuela, Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, French Guiana, Trinidad & Tobago, and the US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 11.5%. Excluding currency variations principally related to the devaluation of the Venezuelan Bolivar, organic revenues increased by 22.7% compared to the 3Q12. Systemwide comparable sales grew 22.5%, driven by increased average check. Despite challenging conditions in markets like Venezuela, brand preference remains strong. The Company’s vast product offering and successful regional and local marketing campaigns, such as Chicken McBites in Colombia and the New Quarter Pounder Flavors in Puerto Rico, helped mitigate traffic declines in the division. The net addition of 13 restaurants during the last 12-month period contributed $5.2 million to revenues in constant currency during the quarter.

Adjusted EBITDA grew by 2.9% and amounted to $19.2 million in 3Q13. The Company recognized a royalty waiver from McDonald’s Corporation for Venezuela of $2.0 million in the 3Q13, versus $1.3 million in the 3Q12. On an organic basis, Adjusted EBITDA increased by 13.9% compared to the year-ago period. The Adjusted EBITDA margin declined 75 basis points to 9.0%, as higher dollar-denominated food and paper costs in Venezuela more than offset revenue growth and improvements in all other cost items in the division as a percentage of sales.

New Unit Development

Total Restaurants (eop)*	Sept. ‘13	June ‘13	Mar. ‘13	Dec. ‘12	Sept. ‘12
Brazil	762	746	735	731	691
NOLAD	503	502	503	503	496
SLAD	372	369	366	361	350
Caribbean	356	354	355	353	343
TOTAL	1,993	1,971	1,959	1,948	1,880
LTM Net Openings	113	113	116	108	103
*Considers company-operated and franchised restaurants at period-end
Note: Information for SLAD and Caribbean reflects the new division restructuring

Gross openings of 129 restaurants over the twelve month period ended September 30, 2013, resulted in a total of 1,993 restaurants, 2,157 Dessert Centers, and 344 McCafe’s.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $338.0 million at September 30, 2013. The Company’s total financial debt (including derivative instruments) was $911.5 million. Net debt was $573.5 million and the Net Debt/Adjusted EBITDA ratio was 1.7x at September 30, 2013.

Cash generated by operating activities was $79.1 million in the third quarter of 2013. Additionally, net cash provided by financing activities totaled $193.7 million. During the quarter, capital expenditures amounted to $62.8 million.

First Nine Months of 2013

For the nine months ended September 30, 2013, the Company’s revenues grew by 7.2% (17.0% on an organic basis) to $3.0 billion. Additionally, Adjusted EBITDA was broadly stable year-over-year, declining 1.1% to $226.5 million compared to the first nine months of 2012. On an organic basis, Adjusted EBITDA increased by 16.0%, driven by strong growth in Brazil and SLAD. Revenue growth, together with improved G&A as a percentage of sales, was partially offset by higher food and paper costs as a percentage of sales (due to the impact of currency devaluation on dollar-denominated costs, particularly in Venezuela), as well as higher payroll as a percentage of sales. Year-to-date consolidated net income amounted to $21.8 million, compared with $70.1 million in the first nine months of last year. The result reflected lower operating income, higher foreign exchange losses (generated by the depreciation of local currencies, including the devaluation of the official exchange rate in Venezuela) and higher net interest expense (primarily due to the one-time charge related to the Debt Tender and Exchange Offer), all of which were partially offset by lower income taxes. The effective tax rate for the first nine months of the year was 49.7%, compared to 30.4% in 2012 and was impacted by the aforementioned special items. Excluding the impact of such charges (Venezuela devaluation and Debt transaction), the effective tax rate would have remained largely stable. Additionally, capital expenditures amounted to $149.2 million for the period.

Quarter Highlights & Recent Developments

CAD Hedge
During 3Q 2013, the Company renewed the Total Return Equity Swap transaction which it entered into in September 2012 to reduce the impact that its stock price variation has on the income statement related to compensation expense from the Long Term Incentive Plan (the CAD program). The term of the renewal is one year.

Dividend
On October 4, 2013, the Company paid the third installment of its 2013 Dividends.
The total amount paid was $12.5 million or $0.0596 per share on outstanding Class A and Class B shares.

Debt Tender & Exchange Offer
On October 7, 2013, the Company concluded a Debt Tender and Exchange Offer launched on September 10, 2013. Under the terms of the transaction, Arcos Dorados offered to exchange its outstanding 7.50% Senior Notes due 2019 for the Company’s newly issued US dollar-denominated 6.625% Senior Notes due 2023, and to purchase for cash the outstanding aforementioned 2019 bonds. The total aggregate principal amount of 2019 Existing Notes validly tendered in the Exchange Offer and tendered to purchase for cash was US$90.5 million and US$118.4 million, respectively. As a result, the Company issued a total amount of US$473.8 million of 2023 notes.

In addition to the uses connected with the Debt Tender and Exchange Offer, the majority of the proceeds from the issuance, after fees, commissions and expenses, were subsequently dedicated to repay certain short-term debt, unwind a cross-currency swap and for general corporate purposes. As a result of the transaction, the Company was able to reduce its blended interest rate, including new hedges, by up to 30 b.p. and extend the average maturity of its debt by almost two years.

Brazil Employee Benefits Ruling: Programa de Alimentação do Trabalhador (PAT)
In October, Brazil authorities issued a preliminary ruling in favor of the Company’s legal appeal regarding the employee meals and benefits provision.  The Company is currently evaluating this decision and its potential benefit.

Guidance 2013
Given solid year-to-date results, the Company now expects the following growth rates with respect to 2012, on an organic basis:

•	Reiterate growth within the range of 15-18%
•	Adj. EBITDA growth exceeding 8-10%%; and an
•	Effective tax rate for the year in the range of 35-38% (excluding financing activities)

Given slower economic growth as well as a continued consumer pressure in the near term in important parts of the region, the Company is delaying the opening of certain restaurants previously slated for 2013. As a result, the Company currently expects approximately 130 gross openings in 2013, compared with a prior estimate of 140. Additionally, total capital expenditures are predicted to reach approximately US$270 million.

Investor Relations Contact
Sofia Chellew / Patricio Esnaola
sofia.chellew@ar.mcd.com / patricio.esnaola@ar.mcd.com
Arcos Dorados - Investor Relations
 (+5411) 4711-2567
www.arcosdorados.com

Definitions:
Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,993 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of September 2013. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2013. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

Third Quarter & First Nine Months 2013 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	Sep 30,		Sep 30,
	2013	2012	2013	2012
REVENUES
Sales by Company-operated restaurants	977,156	920,513	2,858,917	2,669,229
Revenues from franchised restaurants	44,056	41,394	128,390	118,488
Total Revenues	1,021,212	961,907	2,987,307	2,787,717
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(341,898)	(323,061)	(1,007,556)	(935,808)
Payroll and employee benefits	(205,901)	(186,320)	(615,118)	(555,026)
Occupancy and other operating expenses	(263,387)	(250,436)	(786,542)	(725,371)
Royalty fees	(47,539)	(45,662)	(139,731)	(132,599)
Franchised restaurants - occupancy expenses	(16,034)	(13,348)	(47,653)	(41,197)
General and administrative expenses	(76,820)	(76,614)	(240,272)	(229,205)
Other operating expenses, net	(7,360)	(6,410)	(12,596)	(11,966)
Total operating costs and expenses	(958,939)	(901,851)	(2,849,468)	(2,631,172)
Operating income	62,273	60,056	137,839	156,545
Net interest expense	(27,784)	(13,812)	(58,571)	(39,751)
(Loss) Gain from derivative instruments	(303)	289	(42)	(1,037)
Foreign currency exchange results	448	(1,960)	(35,255)	(13,071)
Other non-operating expenses, net	(168)	(463)	(858)	(1,723)
Income before income taxes	34,466	44,110	43,113	100,963
Income tax expense	(14,955)	(11,449)	(21,424)	(30,672)
Net income	19,511	32,661	21,689	70,291
Plus(Less): Net loss (income) attributable to non-controlling interests	70	(53)	75	(180)
Net income attributable to Arcos Dorados Holdings Inc.	19,581	32,608	21,764	70,111
Earnings per share information ($ per share):
Basic net income per common share	$0.09	$0.16	$0.10	$0.33
Weighted-average number of common shares outstanding-Basic	209,866,194	209,529,412	209,716,012	209,529,412
Adjusted EBITDA Reconciliation
Operating income	62,273	60,056	137,839	156,545
Depreciation and amortization	28,823	22,568	86,479	65,306
Operating (income) charges excluded from EBITDA computation	(721)	987	2,154	7,103
Adjusted EBITDA	90,375	83,611	226,472	228,954
Adjusted EBITDA Margin as % of total revenues	8.8%	8.7%	7.6%	8.2%

Third Quarter & First Nine Months 2013 Results by Division
(In thousands of U.S. dollars)

	3Q				YTD
	Three-Months ended		% Incr.	Constant	Nine-Months ended		% Incr.	Constant
	Sep 30,		/	Curr.	Sep 30,		/	Curr.
	2013	2012	(Decr.)	Incr/(Decr) %	2013	2012	(Decr.)	Incr/(Decr) %
Revenues
Brazil	444,537	444,742	0.0%	12.8%	1,364,490	1,314,454	3.8%	14.7%
Caribbean	214,678	192,485	11.5%	22.7%	599,540	552,264	8.6%	17.4%
NOLAD	105,745	98,027	7.9%	6.6%	305,323	282,513	8.1%	5.4%
SLAD	256,252	226,653	13.1%	31.2%	717,954	638,486	12.4%	26.7%
TOTAL	1,021,212	961,907	6.2%	18.5%	2,987,307	2,787,717	7.2%	17.0%

Operating Income
Brazil	41,979	39,002	7.6%	21.2%	117,714	123,656	-4.8%	5.2%
Caribbean	11,937	13,271	-10.1%	6.6%	22,991	25,785	-10.8%	6.2%
NOLAD	328	713	-54.0%	-55.1%	(4,843)	(1,989)	-143.5%	-116.5%
SLAD	26,364	23,785	10.8%	31.1%	60,534	55,362	9.3%	26.8%
Corporate and Other	(18,335)	(16,715)	9.7%	34.3%	(58,557)	(46,269)	-26.6%	-49.0%
TOTAL	62,273	60,056	3.7%	17.3%	137,839	156,545	-11.9%	-1.4%

Adjusted EBITDA
Brazil	56,303	50,342	11.8%	26.0%	163,886	158,636	3.3%	14.2%
Caribbean	19,239	18,700	2.9%	17.0%	42,683	44,665	-4.4%	6.8%
NOLAD	8,142	7,217	12.8%	11.2%	17,759	17,647	0.6%	-0.4%
SLAD	31,959	28,570	11.9%	31.3%	77,555	68,954	12.5%	28.9%
Corporate and Other	(25,268)	(21,218)	19.1%	36.4%	(75,411)	(60,948)	-23.7%	-39.0%
TOTAL	90,375	83,611	8.1%	21.9%	226,472	228,954	-1.1%	9.4%

Average Exchange Rate per Quarter

		Brazil	Mexico	Argentina

3Q13		2.29	12.91	5.59
3Q12		2.03	13.15	4.61
Local $ per 1 US$

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)
	September 30, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	338,006	184,851
Accounts and notes receivable, net	86,493	105,019
Other current assets (1)	329,962	311,628
Total current assets	754,461	601,498
	-
Non-current assets
Property and equipment, net	1,163,777	1,176,350
Net intangible assets and goodwill	71,204	67,271
Deferred income taxes	124,161	133,708
Other non-current assets (2)	99,753	70,336
Total non-current assets	1,458,895	1,447,665
Total assets	2,213,356	2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	221,227	244,365
Taxes payable (3)	126,246	125,713
Accrued payroll and other liabilities	184,464	150,690
Other current liabilities (4)	30,265	50,845
Provision for contingencies	198	507
Financial debt (5)	26,416	6,154
Total current liabilities	588,816	578,274
Non-current liabilities
Accrued payroll and other liabilities	34,812	40,115
Provision for contingencies	14,265	20,092
Financial debt (5)	886,332	655,365
Deferred income taxes	7,244	9,007
Total non-current liabilities	942,653	724,579
Total liabilities	1,531,469	1,302,853
Equity
Class A shares of common stock	358,820	351,654
Class B shares of common stock	132,915	132,915
Additional paid-in capital	15,256	18,634
Retained earnings	372,197	400,761
Accumulated other comprehensive loss	(198,068)	(158,821)
Total Arcos Dorados Holdings Inc shareholders’ equity	681,120	745,143
Non-controlling interest in subsidiaries	767	1,167
Total equity	681,887	746,310
Total liabilities and equity	2,213,356	2,049,163

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Derivative instruments", and "Deferred income taxes".
(2) Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	September 30,	December 31,
	2013	2012
Cash & cash equivalents	338,006	184,851
Total Financial Debt (i)	911,459	659,788
Net Financial Debt (ii)	573,453	474,937
Total Financial Debt / LTM Adjusted EBITDA ratio	2.7	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.7	1.4

(i)
Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $1.3 million and $1.7 million as a reduction of financial debt as of September 30, 2013 and December 31, 2012, respectively).

(ii)	Total financial debt less cash and cash equivalents.